DHT Maritime, Inc. Reports Third Quarter 2009 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, November 24, 2009 – DHT Maritime, Inc. (NYSE:DHT) today announced results for the period from July 1 to September 30, 2009. Total revenues for this period were $22.7 million and net income was $1.1 million, or $0.02 per share (diluted).  Effective January 1, 2009, DHT no longer accounts for interest rate swaps as hedges for accounting purposes and as a result, net income for the third quarter of 2009 includes non-cash financial expense related to interest rate swaps.  Net income adjusted for non-cash financial items related to interest rate swaps was $3.6 million, or $0.07 per share1. Free cash flow from operations after contractual debt service, or net income adjusted for non-cash items, was $10.4 million, or $0.21 per share2.

DHT’s policy of employing its vessels on medium- to long-term charters that provide stable earnings and cash flow is serving the Company well in the current freight market, which experienced additional weakness in the third quarter relative to the second quarter.  Nonetheless, the current charter rates obtainable in the spot market have had, and are expected to continue to have, a negative impact on the Company’s revenues by decreasing the profit sharing element under its charter agreements.

The average remaining term under the current charters is in excess of 4 years, and all of the Company’s vessels are chartered to wholly-owned subsidiaries of Overseas Shipholding Group Inc. (“OSG”), which has a credit rating of BB/Ba2.

At the end of the third quarter, the Company’s cash balance was $65.4 million. The Company is within its financial covenants and generates stable, positive cash flow from the base hire component of its period charters, but continues to monitor market developments for any impact that negative changes in its vessels’ values may have on the Company’s compliance with its financial covenants.

1)
Net income adjusted for non-cash financial items related to interest rate swaps represents the sum of net income, amortization of unrealized loss of interest rate swaps and fair value (gain)/loss on derivative financial instrument.  Please refer to the table on page 9 for a reconciliation between net income and net income adjusted for non-cash financial items related to interest rate swaps.

2)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization.  Please refer to the table on page 9 for a reconciliation between net income and free cash flow from operations after contractual debt service.

To enable the Company to take advantage of opportunities created by the adverse global shipping market, and to preserve liquidity for the Company’s financial commitments, the Board of Directors believes that the Company continue to be best served by strengthening its balance sheet and has, therefore, decided not to declare any dividend for the third quarter 2009.

Payment of dividends remains subject to quarterly reviews and assessment of several factors, including the Company’s current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments.

DHT plans to host a conference call at 8:30 am ET on November 24, 2009 to present the results for the quarter. See below for further details.

Third Quarter 2009 Results

Total revenues for the third quarter were $22.7 million, a decline of $8.3 million compared to the third quarter of 2008.  Total revenues for the quarter consisted of $22.1 million in base charter hire and $0.6 million in additional hire under the Company’s profit sharing arrangements with OSG3, the charterer of DHT’s vessels. Of the total revenue derived from base charter hire, $17.2 million relates to the seven vessels on time charter and $4.9 million relates to the two vessels on bareboat charter.

With the base hire rates under the time charter agreements exceeding the charter rates achievable in the spot market, the Company’s revenue for the third quarter exceeded the earnings of the vessels on a TCE basis in their respective commercial pools.

In the quarter ended September 30, 2009, the VLCCs earned an average TCE of $37,600 equal to the base hire under the time charter agreements, while the average earnings in the commercial pool were $21,700 per day (compared to $29,700 per day in the second quarter of 2009 and $113,000 per day in the third quarter of 2008) and the two Aframax tankers which operate in the Aframax International pool earned an average TCE of $24,900 equal to the base hire under the time charter agreements while the average earnings in the commercial pool were $13,400 per day (compared to $21,900 per day in the second quarter of 2009 and $43,000 per day in the  third quarter of 2008). The Aframax tankers Overseas Ania and Overseas Rebecca, both operating in the OSG Lightering Service earned $18,900 per day, equal to the base hire under the time charter agreements while the vessels’earnings in the lightering service which is the basis for the profit sharing was $29,000 and $17,500 per day, respectively. The Suezmax tanker Overseas Newcastle earned $26,300 per day under its bareboat charter and achieved average TCE earnings for the third quarter of $14,700 per day (compared to $23,300 per day in the second quarter of 2009 and $55,000 per day in the third quarter of 2008).

3)
Through the profit-sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net time charter equivalent (“TCE”) earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above $35,000 per day.

The revenue days for the third quarter of 2009 were 268 for the VLCCs (compared to 276 revenue days in the third quarter of 2008) and 320 for the Aframaxes (compared to 351 revenue days in the third quarter of 2008). The Aframax Overseas Ania had 43 off hire days in the quarter related to the vessel passing the mandatory Special Class Survey and the charterers’ required Condition Assessment Program (CAP) for vessels over 15 years of age.  The vessel incurred another 19 days offhire, according to schedule, in the fourth quarter to successfully completing the survey.

DHT’s vessel expenses for the quarter, including insurance costs, were $7.1 million reflecting the new technical management contracts effective January 16, 2009.  Depreciation and amortization expenses were $6.8 million and general and administrative expenses were $1.0 million. Net finance expenses of $6.8 million include a loss on interest rate swaps of $0.2 million and amortization of unrealized loss on interest rate swaps of $2.4 million.

Market Update

The reduced world-wide demand for oil resulting from the global economic slow down has severely affected the number of cargoes available and the need for transportation in the tanker sector.  At the same time as there is substantial net increase in the fleet from deliveries of newbuildings. Combined, this has created significant negative pressure on freight rates, which, together with the effect of the difficult credit market on capital available to finance vessels, has had a severe, adverse affect on vessel values.

A number of vessels continue to be used for storage as a result of a current oil price contango.  Together with an increase in transportation distances and the reduced viability of single hull tankers, this has helped to mitigate the unfavorable demand and supply factors that affect the freight rates and the ship values, although not sufficiently to offset the increase in the fleet from newbuilding deliveries and the effect of cuts in OPEC production.

Cancellations and delays of future deliveries of newbuilding orders resulting from the weak freight market and the adverse credit conditions, as well as the phase out of single hull and older vessels affected by the 2010 IMO regulations with its restrictions on trading of these vessel segments will affect the tonnage supply, and are expected to bring the net growth in tonnage supply to 3-4% for 2010.  On the other hand, at the same time, the growth demand for transportation is expected to remain flat, and OPEC production growth to remain limited with the persistent high crude oil inventories.

The demand for transportation in non-OECD countries, particularly China, which continue to show a growth in GDP of 8% and has provided price incentives for refiners to ensure ample supplies of gasoline and fuel is a major driver for growth in crude oil demand. On a quarter to quarter basis the Chinese import of crude oil increased 12%, and 26 % on a year to year basis. China has surpassed the United States as the largest market for automobiles.

For the fourth quarter of 2009, the pools in which DHT’s vessels operate, report booking of pool capacity as of October 23, 2009 at TCE rates averaging $20,000 per day for the VLCCs with 59% of the fourth quarter revenue days booked, $20,000 per day for the Suezmax vessels with 39% of the fourth quarter revenue days booked and $10,000 per day for the Aframax tankers with 37% of the fourth quarter revenue days booked.

In contrast to the low freight rates obtainable in the spot market, the Company’s vessels are employed on period charters at pre-contracted rates that assure the Company of stable earnings for several years to come. The current volatility and downward pressure on the freight rates will not affect the Company’s revenues derived from base charter hire, although the current market will affect the Company’s potential to earn additional hire over and above the base charter hire.

Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG with the terms expiring from the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

The Company expects the base hire component of each of its charters will provide for stable cash flow during the current volatile and uncertain market, as the charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessels are not-off hire for technical reasons. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, DHT will have the opportunity to participate in any such excess under the profit-sharing component of the applicable charter arrangements.

DHT’s two Suezmax tankers which are bareboat chartered to OSG have their charter hire payable 365 days per year and no operating expenses for the account of DHT. The vessels provide for stable earnings over the period of the charters. One of the two Suezmax tankers, the Overseas Newcastle, has a profit-sharing arrangement.

Unlike the vessels on bareboat charter, vessels on time charter may go off-hire. The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special surveys and other interim inspections that result in off-hire. In addition to scheduled off-hire, these vessels may be subject to unscheduled off-hire for ongoing maintenance purposes.  Total off-hire for running repairs and mandatory inspections amounted to 55 days during the third quarter of 2009, of which 43 days related to the Overseas Ania and the vessel’s mandatory Class Special Survey.

Overseas Chris will undergo her scheduled Class Interim Survey in the first quarter of 2010, postponed from the third quarter 2009 for commercial reasons. Overseas Regal is scheduled to also undergo class interim survey in early 2010. It is estimated that each vessel will be off-hire for approximately 5 to 10 days.

Following completion of the above surveys, no vessel is expected to undergo any mandatory Class Survey until 2011.

FINANCIAL INFORMATION
SUMMARY CONSOLIDATED INCOME STATEMENT ($ in thousands except per share amounts)

	3Q 2009	3Q 2008	9 months	9 months	Year
	July 1 - Sep.	July 1 - Sep.	Jan. 1 - Sep.	Jan. 1 - Sep.	Jan. 1 - Dec.
	30, 2009	30, 2008	30, 2009	30, 2008	31, 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Shipping revenues	22,678	31,007	78,694	83,732	114,603

Vessel expenses	7,087	5,712	22,332	15,179	21,409
Depreciation and amortization	6,757	6,609	19,809	19,339	25,948
General and administrative	961	1,384	3,070	3,378	4,766
Total operating expenses	14,805	13,705	45,211	37,896	52,123

Income from vessel operations	7,873	17,302	33,483	45,836	62,480

Interest income	54	691	270	1,273	1,572
Interest expense	(4,281)	(5,678)	(14,119)	(16,829)	(21,904)
Fair value gain/(loss) on derivative instruments	(2,563)	-	(4,229)	-	-
Other financial	-	-	(2,452)	-	-

Net income	1,083	12,315	12,953	30,280	42,148

Basic net income per share	0.02	0.31	0.28	0.87	1.17
Diluted net income per share	0.02	0.31	0.28	0.87	1.17

Weighted average number of shares (basic)	48,675,897	39,238,807	45,525,032	34,982,633	36,055,422
Weighted average number of shares (diluted)	48,978,776	39,238,807	45,680,749	34,982,633	36,055,422

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	1,083	12,315	12,953	30,280	42,148
Other comprehensive income:
Cash flow hedges	2,406	806	9,649	(2,191)	(16,200)

Total comprehensive income for the period	3,489	13,121	22,602	28,089	25,948

SUMMARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION ($ in thousands)

	Sep. 30, 2009	Dec. 31, 2008
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	65,385	59,020
Voyage receivables from OSG	560	8,791
Prepaid expenses	387	382
Prepaid technical management fee to OSG	1,926	768
Total current assets	68,258	68,961

Vessels, net of accumulated depreciation	444,060	462,387
Total assets	512,318	531,348

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	4,976	6,400
Derivative financial instruments	13,022	10,945
Deferred shipping revenues	7,875	7,855
Total current liabilities	25,873	25,200

Long term liabilities
Long term debt	292,994	342,852
Derivative financial instruments	7,976	15,473
Total long term liabilities	300,970	358,325

Shareholders' equity
Preferred stock	0	0
Common stock	487	392
Paid-in additional capital	239,474	200,570
Retained earnings/(deficit)	(37,717)	(26,721)
Accumulated other comprehensive income/(loss)	(16,769)	(26,418)
Total stockholders' equity	185,475	147,823

Total liabilities and stockholders' equity	512,318	531,348

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS ($ in thousands)

	3Q 2009	3Q 2008	9 months	9 months	Year
	July 1 - Sep.	July 1 - Sep.	Jan. 1 - Sep.	Jan. 1 - Sep.	Jan. 1 - Dec.
	30, 2009	30, 2008	30, 2009	30, 2008	31, 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Cash Flows from Operating Activities:
Net income	1,083	12,315	12,953	30,280	42,148
Depreciation and amortization	6,804	6,657	19,951	19,481	26,137
Deferred compensation related to options and restricted stock granted	154	95	599	315	476
Amortisation and swap expense	2,563	-	4,229	-	-
Changes in operating assets and liabilities:
Receivables	3,688	(2,753)	8,231	(6,444)	(7,244)
Prepaid expenses	572	50	(1,163)	(197)	525
Accounts payable, accrued expenses and deferred revenue	599	1,467	(1,404)	3,234	2,840

Net cash provided by operating activities	15,463	17,831	43,396	46,669	64,882

Cash flows from Investing Activities:
Investments in vessels	-	-	(1,482)	(81,185)	(81,185)

Net cash used in investing activities	-	-	(1,482)	(81,185)	(81,185)

Cash flows from Financing Activities
Issuance of common stock	-	-	38,400	91,462	91,426
Deferred Offering costs	-	-	-	134	134
Issuance of long-term debt, net of acquisition costs	-	-	-	90,300	90,300
Cash dividends paid	-	(9,810)	(23,949)	(30,130)	(41,902)
Repayment of long-term debt	-	-	(50,000)	-	(75,000)
Net cash provided by / (used in) financing activities	-	(9,810)	(35,549)	151,766	64,958

Net increase/(decrease) in cash and cash equivalents	15,463	8,021	6,365	117,250	48,655
Cash and cash equivalents at beginning of period	49,922	119,594	59,020	10,365	10,365
Cash and cash equivalents at end of period	65,385	127,615	65,385	127,615	59,020

Interest paid	4,204	5,540	14,081	15,067	20,750

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY ($ in thousands except shares) Unaudited

	Common Stock		Paid-in		Cash
	Shares	Amount	Additional	Retained	Flow	Total
			Capital	Earnings	Hedges	equity
Balance at January 1, 2008	30,030,811	300	108,760	(26,967)	(10,218)	71,875
Cash dividends declared and paid				(30,130)		(30,130)
Issue of Common stock	9,200,000	92	91,370			91,462
Compensation related to options and restricted stock			315			315
Issue of restricted stock awards	7,996					-
Total comprehensive income				30,279	(2,191)	28,088
Balance at September 30, 2008	39,238,807	392	200,445	(26,818)	(12,409)	161,610

Balance at January 1, 2008	30,030,811	300	108,760	(26,967)	(10,218)	71,875
Cash dividends declared and paid				(41,902)		(41,902)
Issue of Common stock	9,200,000	92	91,334			91,426
Compensation related to options and restricted stock			476			476
Issue of restricted stock awards	7,996					-
Total comprehensive income				42,148	(16,200)	25,948
Balance at December 31, 2008	39,238,807	392	200,570	(26,721)	(26,418)	147,823

Balance at January 1, 2009	39,238,807	392	200,570	(26,721)	(26,418)	147,823
Cash dividends declared and paid				(23,949)		(23,949)
Issue of Common stock	9,408,481	95	38,305			38,400
Compensation related to options and restricted stock	28,609		599			599
Total comprehensive income				12,953	9,649	22,602
Balance at September 30, 2009	48,675,897	487	239,474	(37,717)	(16,769)	185,475

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Basis for preparation
The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

Significant accounting policies
The condensed financial statements have been prepared under historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the attached International Financial Reporting Standards (“IFRS”) conversion document.

Reconciliation between IFRS and U.S. GAAP
Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. GAAP to IFRS.  There are no differences in the statement of operations and equity between IFRS and U.S. GAAP.

Reconciliation of non-IFRS financial measures ($ in thousands except shares and per share amounts)

	3Q 2009	3Q 2008	9 months	9 months
	July 1 - Sep.	July 1 - Sep.	Jan. 1 - Sep.	Jan. 1 - Sep.
	30, 2009	30, 2008	30, 2009	30, 2008
	Unaudited	Unaudited	Unaudited	Unaudited

Net Income	1,083	12,315	12,953	30,280
Amortization of unrealized loss of interest rate swaps	2,406	-	9,649	-
Fair value (gain)/loss on derivative financial instrument	157	-	(5,420)	-
Net Income adjusted for non-cash financial items	3,646	12,315	17,182	30,280

Weighted average number of shares (diluted)	48,978,776	39,238,807	45,680,749	34,982,633
Net Income adjusted for non-cash financial items per share	0.07	0.31	0.38	0.87

Net Income	1,083	12,315	12,953	30,280
Amortization of unrealized loss of interest rate swaps	2,406	-	9,649	-
Fair value (gain)/loss on derivative financial instrument	157	-	(5,420)	-
Depreciation and amortization	6,757	6,609	19,809	19,339
Free cash flow from operations after contractual debt service	10,403	18,924	36,991	49,619

Free cash flow from operations after contractual debt service per share	0.21	0.48	0.81	1.42

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 8:30 am ET on Tuesday November 24, 2009 to discuss the results for the third quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 730 5768 within the United States and +1-857 350 1592 for international calls. The passcode is “DHT Maritime”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

An audio replay of the conference call will be available from 11:30 a.m. ET on November 24, 2009 through December 1, 2009 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 29499253. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: info@dhtmaritime.com and eu@tankersservices.com